HOLLINGER CANADIAN PUBLISHING HOLDINGS INC. (Canada)

                    HOLLINGER INTERNATIONAL INC. (U.S.)

                          HOLLINGER INC. (Canada)



                   HOLLINGER CANADIAN NEWSPAPERS, LIMITED
                                PARTNERSHIP

     Toronto, Canada, April 30, 1999 - Hollinger Canadian Publishing Holdings Inc. ("Hollinger Canadian") (TSE, ASE: HCP.U) and its affiliates, Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; Nasdaq: HLGCF) and Hollinger International Inc. ("Hollinger International") (NYSE: HLR), announce the formation of Hollinger Canadian Newspapers, Limited Partnership (the "Hollinger L.P."). The Hollinger L.P. has been created in order to establish an investment vehicle for investors interested in participating directly in the cash flow to be generated from the ownership of community newspaper assets. To that end, the Hollinger L.P. has acquired Canadian community newspapers formerly owned and operated by Hollinger Canadian and its affiliates (principally Southam Inc., UniMedia Inc. and Sterling Newspapers Company). The newspapers acquired include 49 daily newspapers, 146 non-daily newspapers and shopping guides and 140 specialty publications located across Canada. The newspapers purchased produced 1998 earnings before interest, depreciation and amortization ("EBITDA") of approximately Cdn. $165 million and were sold to the Hollinger L.P. for approximately Cdn. $1.8 billion.

     The Cdn. $200 million private placement previously announced on April 15, 1999 has been completed and private placement investors have received Cdn. $200 million of special warrants to acquire partnership units of Hollinger L.P. The Hollinger L.P. has filed a preliminary prospectus to qualify 20 million limited partnership units issuable upon exercise of the special warrants. Upon issue of such limited partnership units, Hollinger Canadian will continue to hold approximately 89% of the equity of the Hollinger L.P. and private placement investors will hold the balance. Salman Partners Inc. acted as agent in connection with this private placement. A public offering of partnership units of the Hollinger L.P. is planned for later this year which, if successful, will result in Hollinger Canadian's unit holding being reduced to not less than 75%.

     The net proceeds of the special warrant issue have been applied to reduce bank debt of the Hollinger International group of companies.


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     Hollinger International, through its subsidiaries and affiliated companies, is a leading publisher of English-language newspapers in the United States, the United Kingdom, Canada and Israel. Included among the 87 paid daily newspapers that the company wholly owns or has an interest in are the Chicago Sun-Times, The Daily Telegraph (London) and The Ottawa Citizen. In addition, the company owns or has an interest in 273 non-daily newspapers as well as magazines and other publications.

     Hollinger Inc. is a Canadian-based international newspaper company that through its subsidiaries is engaged primarily in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

For information please call:


Paul B. Healy                J.A. Boultbee             Peter Y. Atkinson
Vice-President,              Executive Vice-President  Vice-President and
Corporate Development and    and CFO                   General Counsel,
Investor Relations,          Hollinger Inc. and        Hollinger Inc. and
Hollinger International Inc. Hollinger                 Vice-President,
(212) 586-5666               International Inc.        Hollinger
                             (416) 363-8721            International Inc.
                                                       (416) 363-8721